SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: January 2003	Commission File Number: 001-133354

BANK OF MONTREAL

(Name of Registrant)

100 King Street West	129 rue Saint-Jacques
1 First Canadian Place	Montreal, Quebec
Toronto, Ontario	Canada, H2Y 1L6
Canada, M5X 1A1
(Executive Offices)	(Head Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

SIGNATURES
EXHIBIT INDEX
Press Release dated January 28, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Velma J. Jones

Name: Velma J. Jones
Title: Vice President and Secretary

	By:	/s/ Sharon Sandall

Name: Sharon Sandall
Date: January 28, 2003		Title: Senior Assistant Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release — BMO Financial Group Declares 10% Increase in Dividend and Increases Dividend Payout Goal